12/4/06

BP 6/13/07

UNITED STATES
[redacted]D EXCHANGE COMMISSION
ington, D.C. 20549

06007224

OMB APPROVAL	
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~~AUDITED REPORT~~
~~RM X-17A-5~~
PART III

SEC FILE NUMBER
8-65401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/03 AND ENDING 10/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBC Capital Markets Arbitrage S.A

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP

(Name – *if individual, state last, first, middle name*)

PROCESSED
JUN 14 2007
THOMSON
FINANCIAL

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 04 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 6/13

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
RBC Capital Markets Arbitrage S.A.

We have audited the accompanying statement of financial condition of RBC Capital Markets Arbitrage S.A. (the "Company") as of October 31, 2004, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to the claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standard generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of RBC Capital Markets Arbitrage S.A. at October 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

December 17, 2004

RBC CAPITAL MARKETS ARBITRAGE S.A.
(An Indirect, Wholly-Owned Subsidiary of the Royal Bank of Canada)

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2004
(In thousands, except share and per share information)

ASSETS

Cash	$ 60
Securities owned—at market value (includes securities pledged of $3,978,617)	9,558,905
Equipment and furniture at cost—net of accumulated depreciation of $271	173
Other assets	16,349
TOTAL ASSETS	$9,575,487

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Bank loans	$3,778,551
Securities sold, but not yet purchased—at market value	689,311
Payable to clearing broker	3,575,528
Accounts payable and accrued liabilities	33,278
Total liabilities	8,076,668
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	1,350,000
STOCKHOLDERS' EQUITY:	
Common stock, $1,000 par value—150,000 shares authorized, issued and outstanding	150,000
Accumulated deficit	(1,181)
Total stockholders' equity	148,819
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$9,575,487

See notes to financial statements.

END